UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): May 29, 2023

ELLINGTON FINANCIAL INC.
(Exact name of registrant as specified in its charter)

Delaware	001-34569	26-0489289
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
53 Forest Avenue
Old Greenwich, CT 06870
(Address and zip code of principal executive offices)
Registrant's telephone number, including area code: (203) 698-1200
Not Applicable
(Former Name or Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value per share	EFC	The New York Stock Exchange
6.750% Series A Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	EFC PR A	The New York Stock Exchange
6.250% Series B Fixed-Rate Reset Cumulative Redeemable Preferred Stock	EFC PR B	The New York Stock Exchange
8.625% Series C Fixed-Rate Reset Cumulative Redeemable Preferred Stock	EFC PR C	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).
Emerging growth company    ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.     ☐

Item 1.01.    Entry Into a Material Definitive Agreement
Merger Agreement
On May 29, 2023, Ellington Financial Inc., a Delaware corporation (“EFC”), EF Merger Sub Inc., a Virginia corporation and wholly-owned subsidiary of EFC (“Merger Sub”), Arlington Asset Investment Corp., a Virginia corporation (“Arlington Asset”), and, solely for the limited purposes set forth in the Merger Agreement (as defined below), Ellington Financial Management LLC, a Delaware limited liability company (the “Advisor”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions therein, Arlington Asset will be merged with and into Merger Sub, with Merger Sub remaining as a wholly owned subsidiary of EFC (such surviving company, the “Surviving Company,” and such transaction, the “Merger”). Following the consummation of the Merger, the Surviving Company will be contributed to Ellington Financial Operating Partnership LLC, a Delaware limited liability company and EFC’s operating partnership subsidiary (the “OP”), in exchange for limited liability company interests in the OP. The board of directors of EFC has unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.
Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), all of the property, assets, rights, privileges, immunities, purposes, powers and franchises of each of Arlington Asset and Merger Sub will vest in the Surviving Company without transfer, reversion or impairment, and all debts, obligations and liabilities of each of Arlington Asset and Merger Sub will become the debts, obligations and liabilities of the Surviving Company (including Arlington Asset’s outstanding trust preferred securities, 6.75% Senior Notes due 2025 and 6.000% Senior Notes due 2026). In addition, at the Effective Time, each share of Class A common stock, par value $0.01 per share, of Arlington Asset issued and outstanding immediately prior to the Effective Time (excluding any shares held by EFC or Merger Sub or by any wholly owned subsidiary of EFC, Merger Sub or Arlington Asset) (“Arlington Asset Common Stock”) will automatically be converted into the right to receive:
•from EFC, a number of shares of common stock, $0.001 par value per share, of EFC (“EFC Common Stock”) based on a fixed exchange ratio (the “Exchange Ratio”) of 0.3619; provided, however, that if a certain asset performance provision has not been met, the Exchange Ratio will be reduced to 0.3557, subject, in either case, to adjustment as provided in the Merger Agreement (the “Per Share Stock Consideration”); and
•from the Advisor, $0.09 in cash (the “Per Share Cash Consideration” and together with the Per Share Stock Consideration, the “Per Share Common Merger Consideration”).
Cash will be paid in lieu of any fractional shares of EFC Common Stock that would otherwise have been received as a result of the Merger.
In addition, each share of Arlington Asset’s 7.00% Series B Cumulative Perpetual Redeemable Preferred Stock, $0.01 par value per share (the “Arlington Asset Series B Preferred Stock”), issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive one newly issued share of 7.00% Series D Cumulative Perpetual Redeemable Preferred Stock, $0.001 par value per share, of EFC (the “EFC Series D Preferred Stock”); and each share of Arlington Asset’s 8.250% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Arlington Asset Series C Preferred Stock”), issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive one newly issued share of 8.250% Series E Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.001 par value per share, of EFC (the “EFC Series E Preferred Stock”).
Each share of Arlington Asset Common Stock issued under the Arlington Asset Investment Corp. 2021 Long-Term Incentive Plan, the Arlington Asset Investment Corp. 2014 Long-Term Incentive Plan, the Arlington Asset Investment Corp. 2011 Long-Term Incentive Plan, and Arlington Asset’s Non-Employee Director Stock Compensation Plan (each, as amended from time to time, an “Arlington Asset Equity Plan”) that is unvested and/or subject to a repurchase option or obligation, risk of forfeiture or other restriction that is issued and outstanding as of immediately prior to the Effective Time, will, as of immediately prior to the Effective Time, become fully vested and any limitations or restrictions with respect thereto will lapse as of immediately prior to the Effective Time, and each share of restricted stock will, as of the Effective Time, be considered outstanding for all purposes of the Merger Agreement, including the right to receive the Per Share Common Merger Consideration.
Each award of performance restricted stock units (“Performance RSUs”), other than awards of certain Performance RSUs that vest based on achievement of certain stock price thresholds ("Stock Price Performance RSUs"), issued under an Arlington Asset Equity Plan that is outstanding as of immediately prior to the Effective Time, (i) will, as of immediately prior to the Effective Time, automatically become earned and fully vested with respect to (x) the number of shares of Arlington Asset Common Stock subject to such award of Performance RSUs immediately prior to the Effective Time that would vest as if the applicable performance goals set forth in the applicable award agreement were achieved at maximum performance levels, and all restrictions, limitations and conditions with respect thereto will lapse as of immediately prior to the Effective Time, plus (y) the number of shares of Arlington Asset Common Stock attributable to any dividend equivalent rights that have been accrued with respect to such award of Performance RSUs but are unpaid as of immediately prior to the Effective Time and (ii) will, with respect to the number of shares of Arlington Asset Common Stock determined in accordance with the immediately preceding clause (i), as of the Effective Time, be treated as a share of Arlington Asset Common Stock for all purposes of the Merger Agreement, including the right to receive the Per Share Common Merger Consideration.
At the Effective Time, each Stock Price Performance RSU that is outstanding and unvested as of immediately prior to the Effective Time, (i) will, as of immediately prior to the Effective Time, become earned and fully vested with respect to (x) the number of shares of Arlington Asset Common Stock subject to such Stock Price Performance RSU award that would vest as if the performance goals set forth in the applicable award agreement were achieved at the actual level of performance, and all restrictions, limitations and conditions with respect thereto will lapse as of immediately prior to the Effective Time, plus (y) the number of shares of Arlington Asset Common Stock attributable to any dividend equivalent rights that have been accrued with respect to such award of Stock Price Performance RSUs but are unpaid as of immediately prior to the Effective Time and (ii) will, with respect to the number of shares of Arlington Asset Common Stock determined in accordance with the immediately preceding clause (i), as of the Effective Time, be treated as a share of Arlington Asset Common Stock for all purposes of the Merger Agreement, including the right to receive the Per Share Common Merger Consideration.
Each award of deferred stock units with respect to shares of Arlington Asset Common Stock granted under an Arlington Asset Equity Plan that is outstanding as of immediately prior to the Effective Time (i) will, as of immediately prior to the Effective Time, become fully vested and all restrictions, limitations and conditions with respect thereto will lapse as of immediately prior to the Effective Time and (ii) will, as of the Effective Time, be treated as a share of Arlington Asset Common Stock for all purposes of the Merger Agreement, including the right to receive the Per Share Common Merger Consideration.
The obligation of each party to consummate the Merger is subject to a number of conditions, including, among others, (a) the approval (the “Arlington Asset Shareholder Approval”) of the Merger Agreement, including the Plan of Merger (as defined in the Merger Agreement), and the transactions contemplated by the Merger Agreement, including the Merger, by the affirmative vote of a majority of the votes cast at the Arlington Asset Shareholders Meeting (as defined below) in accordance with the Virginia Stock Corporation Act and the Organizational Documents of Arlington Asset, (b) the effectiveness of a registration statement on Form S-4 to register the issuance of EFC Common Stock, EFC Series D Preferred Stock and EFC Series E Preferred Stock in connection with the Merger, (c) the approval for listing on the New York Stock Exchange as of, subject to official notice of issuance, or prior to immediately following the Effective Time of the shares of EFC Common Stock, EFC Series D Preferred Stock and EFC Series E Preferred Stock that will be issued in connection with the Merger, (d) the certificates of designations classifying the EFC Series D Preferred Stock and the EFC Series E Preferred Stock having been filed with and accepted for record by the Secretary of State of the State of Delaware, (e) the respective representations and warranties of the parties being true and correct, subject to the materiality standards and other qualifiers contained in the Merger Agreement, (f) each party’s compliance in all material respects with their respective covenants and agreements set forth in the Merger Agreement, (g) the absence of a material adverse effect with respect to either Arlington Asset or EFC, (h) the receipt by each party of (1) an opinion from the counterparty’s legal counsel that such counterparty has been organized and operated in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with the taxable year ended December 31, 2019, and (2) a tax opinion from such party’s own legal counsel that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (i) the Director Designee (as defined below) having been appointed to the EFC board of directors effective as of the Effective Time and (j) the delivery of certain documents and certificates.
Each of the parties to the Merger Agreement has made certain customary representations, warranties and covenants. Among other things the Merger Agreement provides that each of Arlington Asset and EFC will, until the Effective Time and subject to certain agreed-upon exceptions, maintain its status as a REIT and use commercially reasonable effort to operate their respective businesses in all material respects in the ordinary course, preserve substantially intact its current business organization and preserve key business relationships. Each of Arlington Asset and EFC is subject to restrictions as specified in the Merger Agreement on certain actions each company may take prior to the Effective Time, including, among other things, actions related to amending organizational documents, declaring dividends, issuing or repurchasing capital stock, engaging in certain business transactions and incurring certain indebtedness. In addition, Arlington Asset has agreed to, and agreed to cause the board of directors of Arlington Asset to, take all actions necessary prior to the Effective Time to terminate the Arlington Asset Shareholder Rights Agreement, dated July 5, 2009, as amended, and any Rights (as defined therein) and any other rights outstanding thereunder.
The Merger Agreement contains a “no-shop” provision, which prohibits Arlington Asset and its subsidiaries from, among other things, (a) initiating, soliciting or knowingly encouraging or facilitating the making of a competing proposal; (b) engaging in any discussions or negotiations with any person with respect to a competing proposal; (c) furnishing any non-public information regarding it or any of its subsidiaries, or access to its properties, assets or employees in connection with a competing proposal; (d) entering into a binding or non-binding letter of intent, agreement in principle or other agreement providing for a competing proposal; or (e) effecting a change of recommendation to Arlington Asset’s shareholders regarding the Merger or publicly recommending the approval of a competing proposal. The no-shop provisions are subject to certain exceptions as more fully described in the Merger Agreement, including the ability of Arlington Asset to engage in the foregoing activities under certain circumstances in the event that it receives a bona fide, unsolicited competing proposal.
At any time prior to obtaining the Arlington Asset Shareholder Approval, under certain specified circumstances, the board of directors of Arlington Asset may change its recommendation to Arlington Asset’s shareholders regarding the Merger if the Arlington Asset board of directors determines in good faith after consulting with its legal and financial advisors that the failure to do so would be inconsistent with its legal duties under applicable law, provided that Arlington Asset complies with the procedures set forth in the Merger Agreement. If such change of recommendation is made in response to a proposal that the board of directors of Arlington Asset has determined in good faith (after consultation with its legal counsel and financial advisors) is a “superior proposal”, after taking into account any adjustment to the terms and conditions of the Merger Agreement proposed by EFC in accordance with the Merger Agreement, Arlington Asset may terminate the Merger Agreement to accept such superior proposal upon payment of the termination fee described below.
The Merger Agreement contains certain termination rights for both Arlington Asset and EFC, including if the Merger is not completed on or before December 29, 2023, the failure to obtain the Arlington Asset Shareholder Approval, a change of recommendation of Arlington Asset’s board of directors regarding the Merger, and breaches by the other party of certain covenants. In the event of a termination of the Merger Agreement under certain circumstances, including a change of recommendation by the Arlington Asset board of directors regarding the Merger or Arlington Asset’s acceptance of a superior proposal, Arlington Asset would be required to pay EFC a termination fee of $5,015,050.
In accordance with the Merger Agreement, EFC will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Form S-4 registering the shares of EFC Common Stock, EFC Series D Preferred Stock and EFC Series E Preferred Stock issuable in the Merger, and Arlington Asset will prepare a mutually acceptable proxy statement with respect to the special meeting of Arlington Asset’s common shareholders to be convened for purposes of approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (the “Arlington Asset Shareholders Meeting”). The proxy statement will be included in the Form S-4 and will contain, subject to certain exceptions, the recommendation of the Arlington Asset board of directors that Arlington Asset shareholders vote in favor of approval of the Merger Agreement, including the Plan of Merger, and the transactions contemplated by the Merger Agreement, including the Merger.
In the Merger Agreement, EFC has agreed to take all necessary corporate action so that upon and after the Effective Time, the size of the board of directors of EFC will be increased by one member, and Arlington Asset will designate one of its pre-Merger directors (the “Director Designee”) to serve on the board of directors of EFC until the 2024 annual stockholders meeting of EFC, at which point EFC has agreed to re-nominate the Director Designee to stand for election for a subsequent term.
The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.
The representations and warranties of each of the parties set forth in the Merger Agreement have been made solely for the benefit of the other parties to the Merger Agreement and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties (a) have been qualified by disclosures made to the other parties in connection with the Merger Agreement, (b) are subject to the materiality standards contained in the Merger Agreement that may differ from what may be viewed as material by investors and (c) made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.
Item 7.01.    Regulation FD Disclosure
On May 30, 2023, EFC and Arlington Asset issued a joint press release announcing the execution of the Merger Agreement. On the same day, EFC made available an investor presentation. A copy of the joint press release is furnished as Exhibit 99.1 and a copy of the investor presentation is furnished as Exhibit 99.2 to this Current Report on Form 8-K and both Exhibit 99.1 and Exhibit 99.2 are incorporated herein by reference.
The information in Item 7.01 of this Current Report on Form 8-K (including Exhibit 99.1 and Exhibit 99.2) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of such section, nor shall such information (including Exhibit 99.1 and Exhibit 99.2) be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, regardless of the general incorporation language of such filing, except as shall be expressly set forth by specific reference in such filing.
Item 9.01.    Financial Statements and Exhibits

Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of May 29, 2023, by and among Ellington Financial Inc., EF Merger Sub Inc., Arlington Asset Investment Corp. and, solely for the limited purposes set forth therein, Ellington Financial Management LLC*

99.1	Joint Press Release dated May 30, 2023
99.2	Investor Presentation dated May 30, 2023
* Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules have been omitted. EFC agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.
ADDITIONAL INFORMATION ABOUT THE MERGER
In connection with the proposed Merger, EFC intends to file a registration statement on Form S-4 with the SEC that will include a proxy statement of Arlington Asset and a prospectus of EFC. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other documents that will be made available to the shareholders of Arlington Asset. In connection with the proposed Merger, EFC and Arlington Asset also plan to file relevant materials with the SEC. SHAREHOLDERS OF ARLINGTON ASSET ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. A definitive proxy statement/prospectus will be sent to Arlington Asset’s shareholders. Investors may obtain a copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by EFC and Arlington Asset free of charge at the SEC’s website, www.sec.gov. Copies of the documents filed by EFC with the SEC will be available free of charge on EFC’s website at www.ellingtonfinancial.com or by contacting EFC’s Investor Relations at (203) 409-3575, as they become available. Copies of the documents filed by Arlington Asset with the SEC will be available free of charge on Arlington Asset’s website at www.arlingtonasset.com or by contacting Arlington Asset’s Investor Relations at (703) 373-0200.
PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER
EFC and Arlington Asset and their respective directors and executive officers and certain other affiliates of EFC and Arlington Asset may be deemed to be participants in the solicitation of proxies from Arlington Asset shareholders in connection with the proposed Merger.
Information about the directors and executive officers of Arlington Asset is available in its Form 10-K, which was filed with the SEC on March 31, 2023, and its Form 10-K/A, which was filed with the SEC on May 1, 2023. Information about the directors and executive officers of EFC is available in the proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 6, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed Merger when they become available. Shareholders of Arlington Asset should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from EFC or Arlington Asset using the sources indicated above.
NO OFFER OR SOLICITATION
This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. This communication may be deemed to be solicitation material in respect of the proposed Merger.
Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical in nature and can be identified by words such as "believe," "expect," "anticipate," "estimate," "project," "plan," "continue," "intend," "should," "would," "could," "goal," "objective," "will," "may," "seek" or similar expressions or their negative forms. Such forward-looking statements may include or relate to statements about the proposed Merger, including its financial and operational impact; the benefits of the proposed Merger; the pro forma market capitalization of the combined company; the scale, market presence, market capitalization, leverage, liquidity or earnings of the combined company; anticipated synergies and operating expense efficiencies from the proposed Merger; investment opportunities, deployment of capital and returns of the combined company; future dividend payments; future growth; access to capital markets; price/tangible book value multiple; the timing of future events; and other statements of management’s beliefs, intentions or goals. These statements are based on EFC’s and Arlington Asset’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. EFC and Arlington Asset can give no assurance that their expectations will be attained. Factors that could cause actual results to differ materially from EFC’s or Arlington Asset’s expectations include, but are not limited to, the risk that the proposed Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the failure to satisfy the conditions to the consummation of the proposed Merger, including the approval of the shareholders of Arlington Asset; risks related to the disruption of management’s attention from ongoing business operations due to the proposed Merger; the effect of the announcement of the proposed merger on the operating results and businesses generally of EFC and Arlington Asset; the outcome of any legal proceedings relating to the proposed Merger; the ability to successfully integrate the businesses following the proposed Merger; changes in interest rates or the market value of EFC’s or Arlington Asset’s investments; market volatility; changes in mortgage default rates and prepayment rates; the availability and terms of financing; changes in government regulations affecting the business of EFC or Arlington Asset; the ability of EFC and Arlington Asset to maintain their exclusion from registration under the Investment Company Act of 1940; the ability of EFC and Arlington Asset to maintain their qualification as a REIT; changes in market conditions and economic trends, such as changes to fiscal or monetary policy, heightened inflation, slower growth or recession, and currency fluctuations; and other factors, including those set forth in the section entitled "Risk Factors" in EFC’s most recent Annual Report on Form 10-K and Arlington Asset’s most recent Annual Report on Form 10-K, as amended, and EFC’s and Arlington Asset’s Quarterly Reports on Form 10-Q filed with the SEC, and other reports filed by EFC and Arlington Asset with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, neither EFC nor Arlington Asset undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELLINGTON FINANCIAL INC.

Date:	May 30, 2023	By:	/s/ JR Herlihy
JR Herlihy
Chief Financial Officer